OSISKO DEVELOPMENT ANNOUNCES
$45 MILLION BOUGHT DEAL FINANCING

Montréal, Québec, February 9, 2023 - Osisko Development Corp. (NYSE:ODV, TSXV: ODV)  ("Osisko Development" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters"), under which the Underwriters have agreed to purchase, on a bought deal basis, an aggregate 6,819,000 Units of the Company (the "Units") at a price of $6.60 per Unit (the "Issue Price"), for aggregate gross proceeds of $45,005,400 (the "Offering").

Each Unit will be comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the closing date of the Offering.

In addition, the Company has agreed to grant the Underwriters an option (the "Over-Allotment Option"), to purchase up to an additional 15% of the number of Units sold pursuant to the Offering (or the components thereof) at the Issue Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Offering.

The Company intends to use the net proceeds of the Offering to advance the development of its material mining projects, and for general corporate purposes.

Closing of the Offering is expected to take place on or about March 2, 2023 and is subject to certain conditions including, but not limited to the receipt of all applicable regulatory approvals including approval of the TSX Venture Exchange and the New York Stock Exchange.

The Units to be issued under the Offering will be offered by way of a prospectus supplement to a short form base shelf prospectus to be filed in each of the provinces of Canada. The Units may also be offered in the United States to Qualified Institutional Buyers (as such term is defined in Rule 144A of the United States Securities Act of 1933, as amended (the "U.S. Securities Act") on a private placement basis pursuant to exemptions from the registration requirements of the U.S. Securities Act, in a manner that does not require the Offering to be registered in the United States, and in certain other jurisdictions in accordance with applicable securities laws.

The Company will file a preliminary short form base shelf prospectus (the "Preliminary Base Shelf Prospectus"), and a supplement to the Preliminary Base Shelf Prospectus, no later than February 13, 2023.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the recently acquired Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen Chairman and CEO Email: sroosen@osiskodev.com Tel: +1 (514) 940-0685	Philip Rabenok Director, Investor Relations Email: prabenok@osiskodev.com Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding the business development objectives and plans of Osisko Development.

Forward-looking information contained in this news release are based on certain factors and assumptions. While Osisko Development considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined, risks relating to variations in grade or recovery rates, risks relating to changes in mineral prices and the worldwide demand for and supply of minerals, risks related to increased competition and current global financial conditions, access and supply risks, reliance on key personnel, operational risks, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, risks related to financing, including Osisko Development's ability to complete the Offering, the failure of Osisko Development to use the proceeds received from the Offering in a manner consistent with current expectations, capitalization and liquidity risks, title and environmental risks and risks relating to health pandemics and the outbreak of communicable diseases, such as the current outbreak of the novel coronavirus, COVID-19.

Further, these forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect. A number of risks and uncertainties could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in North America and internationally, (2) the inherent uncertainties and speculative nature associated with mineral exploration, (3) a decreased demand for precious metals, (4) any number of events or causes which may delay exploration and development of the property interests, such as environmental liabilities, weather, mechanical failures, safety concerns and labour problems, (5) the risk that the Company does not execute its business plan, (6) inability to finance operations and growth, (7) inability to obtain all necessary permitting, (8) the conduct of the Offering, (9) the intended listing of the Common Shares on the TSX Venture Exchange, (10) obtaining required approvals from the TSX Venture Exchange (11) the granting of the Over-Allotment Option, (12) the anticipated use of proceeds from the Offering, and (13) other factors beyond the Company's control.

These forward-looking statements are made as of the date of this news release and Osisko Development does not assume an obligation to update these forward looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.